

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2022

Jiang Hui
Chief Executive Officer
Hudson Acquisition I Corp.
19 West 44th Street, Suite 1001
New York, NY 10036

> **Re: Hudson Acquisition I Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 10, 2022**
> **CIK No. 0001853047**

Dear Mr. Hui:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1. We note that you have added a PRC geographic target carve-out related to your initial business combination. Please provide the language of the provision which will be contained in your Second Amended and Restated Certificate of Incorporation.

Anticipated Expenses and Funding Sources, page 13

2. We note your response to our prior comment 1 and reissue in part. We note your disclosure that you "currently intend to draw approximately $210,000 upon the Promissory Note to fund [your] operations for the initial ten (10) months after the

completion of this offering." We also note your disclose on page 55 that you have already drawn $300,000 as of September 30, 2021. Please reconcile or advise.

Limited Payments to Insiders, page 22

3.   Please revise the third bullet to quantify the current amount outstanding under the Promissory Note.

4.   We note your disclosure on page 13 that the time to complete an initial business combination may be extended via certain payments by your sponsor or its affiliates or designees. We also note your disclosure that such payments would be made in the form of non-interest bearing loans. Please revise this section, and the prospectus throughout accordingly, to discuss these loans and address any repayment terms or conditions including if the company fails to complete an initial business combination.

    You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services